As filed with the Securities and Exchange Commission on June 21, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

ISTA PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0511729 (I.R.S. Employer Identification Number)

15729 Alton Parkway, #100
Irvine, California 92618
(949) 788-6000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Vincent Anido, Jr., Ph. D.
President and Chief Executive Officer
15729 Alton Parkway, #100
Irvine, California 92618
(949) 788-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Issac J. Vaughn, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class	Amount	Offering	Aggregate	Amount of
of Securities to	to be	Price	Offering	Registration
be Registered	Registered	Per Share(1)	Price	Fee

Common Stock $0.001 par value	100,000 shares	$0.91	$91,000	$8.38

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low reported sales prices of our common stock on the Nasdaq National Market on June 18, 2002.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

SUBJECT TO COMPLETION

PROSPECTUS

ISTA PHARMACEUTICALS, INC.

100,000 SHARES OF COMMON STOCK

     We have prepared this prospectus to allow the selling stockholder, AcSentient, Inc., to sell 100,000 shares of our common stock. We sold the shares to the selling stockholder on May 9, 2002, in a private placement. We are not selling any shares of common stock under this prospectus.

     The prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds received by the selling stockholder.

     Our common stock is quoted on The Nasdaq National Market under the symbol “ISTA.” On June 20, 2002, the closing price for our common stock was $0.90 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 3 FOR RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER.

     NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE COMMON STOCK, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June __, 2002.

PROSPECTUS SUMMARY
RISK FACTORS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 5.1
EXHIBIT 23.1

-i-

PROSPECTUS SUMMARY

ISTA PHARMACEUTICALS, INC.

     ISTA was founded to discover, develop and market new remedies for diseases and conditions of the eye. Some of the products that we are developing involve the use of highly purified formulations of the enzyme hyaluronidase to treat diseases and conditions such as vitreous hemorrhage, diabetic retinopathy and corneal opacification. Our lead hyaluronidase-based product candidate, Vitrase®, is a proprietary drug for the treatment of severe vitreous hemorrhage and diabetic retinopathy.

     In December 2001, we announced our strategic plan to transition from a development organization to a fully-integrated, specialty pharmaceutical company with a primary focus on ophthalmology by acquiring complimentary products, either already marketed or in development.

     In March 2002, we announced the preliminary results for our Phase III clinical studies of Vitrase. The data from the two Phase III studies did not show a statistically significant improvement in the primary (surrogate) endpoint. However, further analysis has shown that for the 55 IU dose of Vitrase, in both studies, there was a clinically meaningful and statistically significant decrease in the density of vitreous hemorrhage and a statistically significant difference in the proportion of patients with an improvement in best-corrected visual acuity at one and two months, which extended to the three-month post-treatment visit in the study conducted outside North America. Based on these improvements in visual function and our review and discussions with the FDA regarding the data from the two studies, we plan to submit the clinical section and the chemistry, manufacturing and controls section of the New Drug Application (NDA) for Vitrase by the end of the third quarter of 2002. Furthermore, we plan to submit the final component of the Vitrase NDA, concerning manufacturing validation, in the first quarter of 2003.

     On May 9, 2002 we acquired substantially all of the assets of AcSentient, Inc. The assets include United States marketing rights for a new formulation of timolol, timolol-LA, a beta-blocking agent for treating glaucoma. AcSentient previously acquired rights to timolol-LA from Senju Pharmaceutical Co., Ltd. (Japan). We believe that Senju will be submitting the NDA for timolol-LA early in the fourth quarter of 2002, which will include data from a recently conducted U.S.-based, multi-center Phase III clinical trial. The assets acquired from AcSentient also include United States product rights to bromfenac, a topical non-steroidal anti-inflammatory compound for the treatment of ocular inflammations, and worldwide marketing rights for Caprogel®, a novel compound for the treatment of hyphema, or bleeding into the front of the eye. AcSentient previously acquired rights to these compounds from Senju and the Eastern Virginia School of Medicine, respectively. Under the terms of the transaction, we have assumed payment and other obligations and responsibility for final development of bromfenac and Caprogel. We anticipate initiating a Phase III study of bromfenac in the United States in the first half of 2003. We believe that data from this Phase III study, combined with preclinical and clinical study data from trials previously conducted in Japan, will be sufficient for us to submit an NDA for bromfenac in late 2003. Furthermore, we intend to initiate a Phase III study of Caprogel in the first half of 2003. We believe that this Phase III study, in combination with a Phase III study of Caprogel previously completed in the United States, will support our preparation and submission of an NDA towards the end of 2003. We anticipate incurring additional research and development expenses in connection with the final development of bromfenac and Caprogel, and if these compounds are approved for sale in the United States, we expect to incur significant marketing and sales expenses. In addition, we will also be responsible for certain milestone payments to a third party in connection with the marketing approval in the United States for these compounds.

     We currently have no products available for sale. We have incurred losses since our inception and had an accumulated deficit through March 31, 2002 of $104.1 million. Our losses have resulted primarily from research and development activities, including clinical trials, related general and administrative expenses and a deemed dividend for preferred stockholders. We expect to continue to incur operating losses for the foreseeable future and, due to expenses associated with our acquisition of product rights from AcSentient and the currently anticipated increase in research and development expenses in 2002 over the levels previously planned, we now anticipate that our cash on hand will be sufficient to fund our operations and capital expenditure needs for approximately the next three months. We will need to raise additional funds in order to continue the development and commercialization of Vitrase for the treatment of vitreous hemorrhage and diabetic retinopathy, fund further development of our other product candidates, including bromfenac and Caprogel, acquire or in-license additional products and technology beyond this three-month period, and fund ongoing operations. We have engaged an investment bank and intend, subject to market conditions, to raise approximately $30 million through an offering of our common stock to accredited investors.

     We are organized as a Delaware Corporation with our principal executive offices located at 15279 Alton Parkway #100, Irvine, California 92618, and our telephone number is (949) 788-6000. Our common stock is traded on The Nasdaq National Market under the Symbol “ISTA.”

RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties.

RISKS RELATED TO OUR BUSINESS

We have a history of net losses and negative cash flow, and we may never achieve or maintain profitability.

     We have only a limited operating history upon which you can evaluate our business. We have incurred losses every year since we began operations. As of March 31, 2002, our accumulated deficit was $104.1 million, including a net loss of $22.5 million for the year ended December 31, 2001 and a net loss of approximately $4.7 million for the three months ended March 31, 2002. We have not generated any revenue from product sales to date, and we may never generate revenues from product sales in the future. Even if we do achieve significant revenues from product sales, we expect to continue to incur operating losses for the foreseeable future and, due to expenses associated with our acquisition of product rights from AcSentient and the currently anticipated increase in research and development expenses in 2002 over the levels previously planned, we now anticipate that our cash on hand will be sufficient to fund our operations and capital expenditure needs for approximately the next three months. We may never achieve profitable operations.

If we cannot raise additional capital on acceptable terms, we will need to significantly curtail our operations.

     We believe that our cash on hand will be sufficient to fund our operations and capital expenditure needs for approximately the next three months. During this period, we plan to allocate our capital resources primarily to the development of our lead product candidate, Vitrase, for the treatment of severe vitreous hemorrhage, and bromfenac and Caprogel. We will need to raise additional funds in order to continue the development and commercialization of all our product candidates, including Vitrase, beyond this period. These funds may not be available on favorable terms, or at all. If we do not succeed in raising additional funds, we will need to curtail our operations significantly.

Due to the preliminary results of our Phase III clinical trials for Vitrase, we may terminate the development of Vitrase for severe vitreous hemorrhage.

     In March 2002, we announced the preliminary efficacy and safety results for our two Phase III clinical studies of Vitrase. The data from these two studies did not show a statistically significant improvement in the primary (surrogate) endpoint. However, further analysis has shown that for the 55 IU dose of Vitrase, in both studies, there was a clinically meaningful and statistically significant decrease in the density of vitreous hemorrhage and a statistically significant difference in the proportion of patients with an improvement in best-corrected visual acuity at one and two months, which extended to the three-month post-treatment visit in the study conducted outside North America. Based on these improvements in visual function and our review and discussions with the FDA regarding the data from the two studies, we plan to submit the clinical section and the chemistry, manufacturing and controls section of the NDA for Vitrase by the end of the third quarter of 2002. Furthermore, we plan to submit the final component of the Vitrase NDA, concerning manufacturing validation, in the first quarter of 2003. The FDA’s review of the NDA for Vitrase may result in a requirement that we conduct additional Phase III clinical studies to support regulatory approval. Additional Phase III clinical studies will require us to raise additional capital, which we may not be able to raise on favorable terms, or at all. Even if we raise additional funds and conduct additional clinical trials, we cannot assure you that the results will support the filing or regulatory approval of an NDA, and we may decide to terminate our efforts to develop Vitrase if the results of any additional clinical studies do not justify the costs involved. If we terminate development of Vitrase, we will be dependent on the development of our other product candidates and our ability to successfully acquire other products and technologies.

If we are not able to complete clinical trials for bromfenac or Caprogel successfully or our clinical trials are delayed, we may not be able to market these products.

     In connection with our acquisition of substantially all of the assets of AcSentient, we acquired United States product rights to bromfenac and worldwide marketing rights for Caprogel. Phase I, Phase II and Phase III clinical trials of bromfenac have already been completed in Japan. We anticipate initiating a single Phase III study of bromfenac in the United States in the first half of 2003, and when that is successfully completed, submitting an NDA in late 2003. Phase II and Phase III clinical trials of Caprogel have been completed and we intend to initiate one additional Phase III study of Caprogel in the first half of 2003. When that Phase III study is completed, we believe that we will have the necessary support to prepare and submit an NDA for Caprogel towards the end of 2003. However, the FDA may require us to conduct additional clinical trials with respect to bromfenac or Caprogel prior to filing NDAs for those products. We may not be able to raise additional capital in order to conduct necessary clinical trials and there is a possibility that the results of any clinical trials conducted by us for bromfenac or Caprogel may not support regulatory approval.

If regulatory approval for the new formulation of timolol is unsuccessful or delayed, we may not be able to market the product.

     In connection with our acquisition of substantially all of the assets of AcSentient, we also acquired the United States marketing rights for timolol-LA. We depend on Senju for obtaining regulatory approval for timolol-LA. We believe that Senju will be submitting the NDA for timolol-LA early in the fourth quarter of 2002, which will include data from a recently conducted U.S.-based, multi-center Phase III clinical trial and previous pre-clinical trials and other clinical trials. However, the FDA may require Senju to conduct additional clinical trials prior to filing an NDA. The amount of time and resources Senju dedicates to obtaining regulatory approval of timolol-LA is not within our control.

If we do not receive and maintain regulatory approvals for our products, we will not be able to manufacture or market our products.

     None of our product candidates has received regulatory approval from the FDA. Approval from the FDA is necessary to manufacture and market pharmaceutical products in the United States. Other countries have similar requirements.

     The process that pharmaceuticals must undergo to receive necessary approval is extensive, time-consuming and costly, and there is no guarantee that regulatory authorities will approve any of our product candidates. FDA approval can be delayed, limited or not granted for many reasons, including:

•	a product candidate may not be safe or effective

•	FDA officials may not find that the data from preclinical testing and clinical trials justifies approval

•	the FDA might not approve our manufacturing processes or facilities or the processes or facilities of our contract manufacturers or raw material suppliers

•	the FDA may change its approval policies or adopt new regulations

•	the FDA may approve a product candidate for indications that are narrow, which may limit our sales and marketing activities

     The process of obtaining approvals in foreign countries is subject to delay and failure for the same reasons.

If we are not able to complete our clinical trials successfully, we may not be able to obtain regulatory approvals to market our products.

     Many of our research and development programs are at an early stage and clinical testing is a long, expensive and uncertain process. Even if initial results of preclinical studies or clinical trial results are positive, we may obtain different results in later stages of drug development, including failure to show desired safety and efficacy. For example, our preliminary efficacy and safety results for our two Phase III clinical trials of Vitrase for the treatment of severe vitreous hemorrhage did not show a statistically significant improvement in the primary (surrogate) endpoint. We cannot assure you that any additional clinical trials we may decide to conduct of Vitrase for the treatment of severe vitreous hemorrhage will support the filing or regulatory approval of an NDA.

     The clinical trials of any of our product candidates could be unsuccessful, which would prevent us from obtaining regulatory approval and commercializing the product. Our failure to develop safe and effective products would substantially impair our ability to generate revenues and materially harm our business and financial condition.

We may be unable to execute our strategic plan to transition to a fully-integrated, specialty pharmaceutical company.

     Our strategy to acquire or in-license currently marketed ophthalmic products will be dependent upon a number of factors including identifying such acquisition opportunities, successfully negotiating favorable terms with third parties for the acquisition of such products and our ability to raise additional capital to enable the acquisition of such products. Furthermore, we have not established sales, marketing or distribution capabilities to support the marketing of any products and we do not have experience in the manufacturing of any products in commercial quantities.

     We may not be able to identify any product acquisition opportunities or be successful in negotiating favorable terms for such product acquisitions, or at all. Should we be successful in acquiring any products, we will need to establish our own sales, marketing, distribution and manufacturing capabilities, each of which will require substantial financial and management resources. Our failure to establish an effective sales, marketing, distribution, and manufacturing capabilities on a timely basis would adversely affect our ability to commercialize any acquired products.

We depend on our new Chief Executive Officer, Vicente Anido, Jr., Ph.D., to execute our strategic plan to transition to a fully-integrated, specialty pharmaceutical company.

     Our success largely depends on the skills, experience and efforts of our new Chief Executive Officer, Vicente Anido, Jr., Ph.D. Dr. Anido may terminate his employment at any time. In addition, we do not maintain “key person” life insurance policies covering Dr. Anido. The loss of Dr. Anido would jeopardize our ability to execute our strategic plan.

If we have problems with our contract manufacturer, our product development and commercialization efforts could be delayed or stopped.

     We have entered into a master services agreement with a new contract manufacturer, SP Pharmaceuticals, for the manufacture of commercial quantities of Vitrase. To date, we needed Vitrase only for clinical trials. Before any new contract manufacturer can produce commercial quantities of Vitrase, if applied, we must demonstrate to the FDA’s satisfaction that the new source of Vitrase is substantially equivalent to the supply of the drug used in our clinical trials. Such demonstration may include the requirement to conduct additional clinical trials. In addition, the manufacturing facilities of all of our contract manufacturers must comply with current Good Manufacturing Practice regulations, which the FDA strictly enforces. Furthermore, the facilities of the contract manufacturer must undergo and pass pre-approval inspection by the FDA before any of our products can be approved for manufacture. We cannot assure you that SP will be able to develop processes necessary to produce substantially equivalent product or that regulatory authorities will approve this new manufacturer. Failure to develop necessary production processes or receive regulatory approval could delay or stop our efforts to develop and commercialize Vitrase.

Our strategic partners may not perform their duties under our agreements, in which case our ability to commercialize Vitrase may be significantly impaired.

     We have entered into collaborations with both Allergan, Inc. and Otsuka Pharmaceutical Co., Ltd. for Vitrase. If we obtain regulatory approval for Vitrase in the United States and Europe, we will be dependent on Allergan for the commercialization of Vitrase in the United States and Europe. We will depend on Otsuka for obtaining regulatory approval of Vitrase in Japan, and if such approval is obtained, we will be dependent upon Otsuka for the commercialization of Vitrase in Japan. The amount and timing of resources Allergan and Otsuka dedicate to our collaborations is not within our control. Accordingly, any breach or termination of our agreements by Allergan or Otsuka could delay or stop the commercialization of Vitrase. For various reasons, including our preliminary results of our two Phase III clinical trials of Vitrase for the treatment of severe vitreous hemorrhage, our strategic partners may change their strategic focus, terminate our agreements, pursue alternative technologies or develop competing products. Unfavorable developments in our relationship with our strategic partners could have a significant adverse effect on us and our stock price.

If we have problems with Biozyme, our product development and commercialization efforts could be delayed or stopped.

     We have a supply agreement with Biozyme Laboratories Limited pursuant to which Biozyme supplies our contract manufacturer with all of our ovine hyaluronidase requirements for use in our clinical trials. Biozyme is currently our only source for highly purified hyaluronidase, which is extracted from sheep in New Zealand. Difficulties in our relationship with Biozyme could limit our ability to provide sufficient quantities of our products for clinical trials and commercial sales.

The outbreak of foot-and-mouth disease in Europe and elsewhere may significantly interrupt the supply of the active pharmaceutical ingredient for our products.

     The active pharmaceutical ingredient in our product candidates is hyaluronidase, which is extracted from sheep in New Zealand. Biozyme, the company that processes hyaluronidase for us, is located in Wales and ships hyaluronidase to our new manufacturer, SP Pharmaceuticals, in Albuquerque, New Mexico, approximately twice per month for formulation and filling of dose specific vials. The export of each shipment of hyaluronidase from the United Kingdom (UK) requires that the Ministry of Agriculture, Fisheries and Food (MAFF) issue an export permit. The MAFF has never denied the issuance of an export permit for any shipment of hyaluronidase to ISTA. To permit the importation of hyaluronidase in to the United States, we are required to secure an annual import permit from the United States Department of Agriculture (USDA). The USDA has never denied the issuance of an annual import permit to ISTA.

     In February 2001, an outbreak of foot-and-mouth disease in the UK led to governmental actions around the world to prevent the highly contagious disease from spreading to animals in other countries. Such actions have included temporarily prohibiting the importation and exportation of cattle, sheep and other animals subject to the disease, and products derived from these animals, to and from the UK and to and from other countries. As a result, the MAFF temporarily placed exportation of processed hyaluronidase and other biological materials on hold because of the foot-and-mouth disease outbreak. Before it will issue export permits for these materials, including hyaluronidase, MAFF is requiring that the USDA make a written request that permits be issued. The USDA issued a permit request for our hyaluronidase. The MAFF then issued the export permit and the shipment of hyaluronidase was delivered to ISTA. Subsequent shipments of hyaluronidase have been delivered without delay consistent with the procedure in place prior to the outbreak of foot-and-mouth disease. If future events lead to lengthy delays in the shipment of our active pharmaceutical ingredient to our manufacturer, our on-going clinical studies and our business and financial condition may be materially impaired.

We may be required to bring litigation to enforce our intellectual property rights, which may result in substantial expense.

     We rely on patents to protect our intellectual property rights. The strength of this protection, however, is uncertain. In particular, it is not certain that:

•	our patents and pending patent applications use technology that we invented first

•	we were the first to file patent applications for these inventions

•	others will not independently develop similar or alternative technologies or duplicate our technologies

•	any of our pending patent applications will result in issued patents

•	any patents issued to us will provide a basis for commercially viable products, will provide us with any competitive advantages or will not face third party challenges or be the subject of further proceedings limiting their scope

     We may become involved in interference proceedings in the U.S. Patent and Trademark Office to determine the priority of our inventions. We could also become involved in opposition proceedings in foreign countries challenging the validity of our patents. In addition, costly litigation could be necessary to protect our patent position. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are generally uncertain. We may not prevail in any lawsuit or, if we do prevail, we may not receive commercially valuable remedies. Failure to protect our patent rights could harm us.

     We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business. These individuals may breach our confidentiality agreements and our remedies may not be adequate to enforce these agreements. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and we may not resolve these disputes in our favor. Furthermore, our competitors may independently develop trade secrets and proprietary technology similar to ours. We may not be able to maintain the confidentiality of information relating to such products.

Our products could infringe the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

     Third parties may assert patent, trademark or copyright infringement or other intellectual property claims against us based on their patents or other intellectual property. We may be required to pay substantial damages, including but not limited to treble damages, for past infringement if it is ultimately determined that our products infringe a third party’s intellectual property rights. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management’s attention from other business concerns. Further, we may be unable to sell our products before we obtain a license from the owner of the relevant technology or other intellectual property rights. If such a license is available at all, it may require us to pay substantial royalties.

     We have ceased negotiations with a third party for our acquisition of rights to patent applications owned by such party related to our Keraform product in development. As a result, we may be required to license these patent rights in order to commercialize our Keraform product as currently planned. Such a license may not be available to us on favorable terms, if at all. If such license is not available and we commercialize our Keraform product in its current configuration, there is a possibility that we could be sued for patent infringement should any patents containing claims related to our Keraform product issue from these patent applications.

If we do not receive third-party reimbursement, our products may not be accepted in the market.

     Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for our products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations and other organizations.

     Third-party payers are increasingly attempting to limit both the coverage and the level of reimbursement of new drug products to contain costs. Consequently, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. If we succeed in bringing one or more of our product candidates to market, third-party payers may not establish adequate levels of reimbursement for our products, which could limit their market acceptance.

We face intense competition and rapid technological change that could result in products that are superior to the products we are developing.

     We have numerous competitors in the United States and abroad, including, among others, major pharmaceutical and specialized biotechnology firms, universities and other research institutions that may be developing competing products. Such competitors may include Alcon Laboratories, Inc., Bausch & Lomb, Incorporated, CIBA Vision (a unit of Novartis AG), Merck & Co, Allergan, and Eli Lilly and Company. These competitors may develop technologies and products that are more effective or less costly than our current or future product candidates or that could render our technologies and product candidates obsolete or noncompetitive. Many of these competitors have substantially more resources and product development, manufacturing and marketing experience and capabilities than we do. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of pharmaceutical product candidates and obtaining FDA and other regulatory approvals of products and therapies for use in healthcare.

We are exposed to product liability claims, and insurance against these claims may not be available to us at a reasonable rate.

     The coverage limits of our insurance policies may be inadequate to protect us from any liabilities we might incur in connection with clinical trials or the sale of our products. Product liability insurance is expensive and in the future may not be available on acceptable terms, or at all. A successful claim or claims brought against us in excess of our insurance coverage could materially harm our business and financial condition.

We deal with hazardous materials and generate hazardous wastes and must comply with environmental laws and regulations, which can be expensive and restrict how we do business. We could also be liable for damages or penalties if we are involved in a hazardous material or waste spill or other accident.

     Our research and development work and manufacturing processes involve the use of hazardous materials and waste, including chemical, radioactive and biological materials. Our operations also produce hazardous wastes. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste. In the event of a hazardous material or waste spill or other accident, we could also be liable for damages or penalties. In addition, we may be liable or potentially liable for injury or contamination that results from our, or a third party’s, use of these materials, and our liability could exceed our total assets.

RISKS RELATED TO THE OFFERING

ISTA may be delisted on the Nasdaq National Market.

     The minimum per share bid price required under market place Rule 4450(a)(5) to maintain a listing on the Nasdaq National Market is $1.00. Since March 26, 2002, our common stock has been trading slightly above and below that price. Our common stock may be delisted from the Nasdaq National Market if it continues to trade at less than $1.00 per share. A delisting could impair our ability to raise additional working capital. If we are able to raise additional capital, the terms may not be favorable and your investment may be diluted. Furthermore, because prices for delisted stock are often not publicly available, a delisting would impair the liquidity of our common stock and make it difficult for you to sell your shares, and you may lose some or all of your investment.

Our stock price is subject to significant volatility.

     Our stock price has been and may continue to be subject to significant volatility. The following factors, in addition to other risk factors described in this section, may cause the market price of our common stock to fall:

•	competitors announcing technological innovations or new commercial products

•	developments concerning proprietary rights, including patents

•	competitors publicity regarding actual or potential products underdevelopment

•	regulatory developments in the United States and foreign countries

•	period-to-period fluctuations in our financial results

•	litigation

•	economic and other external factors, including disasters and other crises

     We participate in a highly dynamic industry, which often results in significant volatility in the market price of our common stock irrespective of company performance. Fluctuations in the price of our common stock may be exacerbated by conditions in the healthcare and technology industry segments or conditions in the financial markets generally.

Provisions of our charter documents and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.

     Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition or merger in which we are not the surviving company or which results in changes in our management. These provisions could discourage acquisitions or other changes in our control, including those in which our stockholders might otherwise receive a premium for their shares over then-current market prices.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. In some cases, you can identify forward-looking statements by words like “believes,” “intends,” “expects,” “anticipates,” “plans,” and similar expressions. You should not rely on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for the reasons described above and elsewhere in this prospectus and in our other SEC filings. We expressly disclaim any obligation to update any information in this prospectus, except as may otherwise be required by law.

SELLING STOCKHOLDERS

     On May 9, 2002, we issued 100,000 shares of common stock to AcSentient, Inc., the selling stockholder, as partial consideration for substantially all of the assets of AcSentient. We are registering all 100,000 shares of common stock covered by this prospectus on behalf of the selling stockholder. We will receive no proceeds from this offering. AcSentient has not had any position, office or other material relationship with us in the past three years other than as a result of the ownership of the shares of our common stock. We are registering the shares to permit the selling stockholder and its pledgees, donees, transferees, or other successors-in-interest that receive shares from the selling stockholder as a gift, partnership distribution or another non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate. We refer to all of these possible sellers as selling stockholder in this prospectus.

     The following table sets forth the number of shares beneficially owned by the selling stockholder. Percentage ownership is based on 16,857,325 shares of common stock outstanding as of June 18, 2002. The shares offered by this prospectus may be offered from time to time by the selling stockholder.

     This registration statement pertains to all shares of our common stock currently held by the selling stockholder. No estimate can be given as to the number of shares that will be held by the selling stockholder after completion of this offering because the selling stockholder may offer all or some of the shares and because there currently are no agreements, arrangements or understanding with respect to the sale of any of the shares.

     This registration statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock divided, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

Number of
	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to Offering		Offered	After Offering

Name of Selling Stockholder	Number	Percent		Number	Percent

AcSentient, Inc.	100,000	*	100,000	0	0.0%
110 Doric Court
Morrisville, North Carolina 27560

*	less than 1%

PLAN OF DISTRIBUTION

     The selling stockholder may sell the common stock from time to time. The selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholder may make these sales on one or more exchanges, in the over-the-counter market or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price, or in privately negotiated transactions. The selling stockholder may use one or more of the following methods to sell the common stock:

•	a block trade in which the selling stockholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange; and

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

•	the name of the selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

     In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

     The selling stockholder may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholder. The selling stockholder may also sell shares short and redeliver the shares to close out such short positions. The selling stockholder may enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholder also may loan or pledge the shares to a broker-dealer. The broker-

dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholder may be deemed to be “underwriters” within the meaning of section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Because selling stockholder may be deemed “underwriters” within the meaning of section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act.

     Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholder. We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expense and fees in connection with the registration of the shares. The selling stockholder will bear all commissions and discounts, if any, attributable to the sale of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholder against certain liabilities in connection with their offering of the shares, including liabilities arising under the Securities Act.

LEGAL MATTERS

     The validity of the common stock offered pursuant to this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth in their reports (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in the fifth paragraph of Note 1 to the consolidated financial statements). We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     Because we are subject to the information and reporting requirements of the Securities Exchange Act of 1934, we file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (and any amendments thereto) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Current Report on Form 8-K filed June 11, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed May 15, 2002;

•	Current Report on Form 8-K filed May 6, 2002 (regarding our transactions with AcSentient, Inc.);

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on April 1, 2002;

•	Definitive Proxy Statement on Schedule 14A in connection with our 2002 Annual Meeting of Stockholders filed April 30, 2002;

•	The description of our preferred stock contained in our registration statement on Form 8-A filed January 22, 2002;

•	Current Report on Form 8-K filed January 2, 2002 (regarding our shareholder rights plan);

•	Current Report on Form 8-K filed January 2, 2002 (regarding our transactions with Otsuka); and

• The description of our common stock contained in our registration statement on Form 8-A filed August 4, 2000.

     To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Chief Financial Officer ISTA Pharmaceuticals, Inc. 15279 Alton Parkway #100 Irvine, CA 92618 (949) 788-6000

     You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in any prospectus supplement is accurate as of any date other than on the front of the prospectus or any prospectus supplement.

ISTA PHARMACEUTICALS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Ernst & Young LLP, Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 2001 and 2000	F-3
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999 and the period from February 13, 1992 (inception) to December 31, 2001	F-4
Consolidated Statements of Stockholders’ Equity (Deficit) for the period from February 13, 1992 (inception) to December 31,2001	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999 and the period from February 13, 1992 (inception) to December 31, 2001	F-8
Notes to Consolidated Financial Statements	F-9

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
ISTA Pharmaceuticals, Inc.

     We have audited the accompanying consolidated balance sheets of ISTA Pharmaceuticals, Inc. (a development stage company) as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2001, and for the period from February 13, 1992 (inception) to December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ISTA Pharmaceuticals, Inc. (a development stage company) at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, and for the period from February 13, 1992 (inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 1 to the financial statements, the Company has incurred recurring operating losses and negative cash flows and has a substantial need for additional funding to support its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1. The 2001 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ ERNST & YOUNG LLP

San Diego, California
February 1, 2002, except for the fifth paragraph of Note 1,
as to which the date is June 18, 2002

ISTA PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31,

	2001	2000

ASSETS
Current assets:
Cash and cash equivalents	$12,348	$8,772
Short-term investments	3,254	16,957
Advanced payments — clinical trials	40	433
Other current assets	451	669

Total current assets	16,093	26,831
Property and equipment, net	819	912
Note receivable from officer	—	162
Deposits and other assets	44	116

	$16,956	$28,021

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$891	$606
Accrued compensation and related expenses	799	364
Accrued expenses — clinical trials	770	1,241
Other accrued expenses	1,554	1,219
Current portion of obligation under capital lease	—	15

Total current liabilities	4,014	3,445
Deferred rent	2	12
Deferred income	5,000	—
Commitments
Stockholders’ equity:
Common stock, $0.001 par value; 100,000,000 shares authorized at December 31, 2001 and 2000; 16,445,924 and 15,419,099 shares issued and outstanding at December 31, 2001 and 2000, respectively	16	15
Additional paid-in capital	111,026	103,942
Deferred compensation	(3,643)	(2,585)
Accumulated other comprehensive income	(22)	122
Deficit accumulated during the development stage	(99,437)	(76,930)

Total stockholders’ equity	7,940	24,564

Total liabilities and stockholders’ equity	$16,956	$28,021

See accompanying notes.

ISTA PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

				For the Period From
				February 13, 1992
	Years Ended December 31,			(Inception) To
				December 31,
	2001	2000	1999	2001

Costs and expenses:
Research and development	$15,770	$16,200	$11,062	$58,712
General and administrative	7,538	6,455	3,240	23,529

Total costs and expenses	23,308	22,655	14,302	82,241

Loss from operations	(23,308)	(22,655)	(14,302)	(82,241)
Interest income	826	848	69	2,414
Interest expense	(25)	(50)	(51)	(320)

Net loss	(22,507)	(21,857)	(14,284)	(80,147)
Deemed dividend for preferred stockholders	—	(19,245)	—	(19,245)

Net loss attributable to common stockholders	$(22,507)	$(41,102)	$(14,284)	$(99,392)

Net loss per common share, basic and diluted	$(1.44)	$(6.01)	$(9.50)

Shares used in computing net loss per common share, basic and diluted	15,593,885	6,835,587	1,502,807

See accompanying notes.

ISTA PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

PERIOD FROM FEBRUARY 13, 1992 (INCEPTION) TO DECEMBER 31, 2001
(in thousands, except share and per share data)

						Preferred and
	Convertible					Common Stock
	Preferred Stock		Common Stock		Additional	Subscribed
					Paid-in
	Shares	Amount	Shares	Amount	Capital	Shares	Amount

Issuance of Series A preferred stock at $1.00 per share for cash	295,000	$295	—	$—	$—	—	$—
Issuance of common stock at $.032 to $.180 per share for cash	—	—	950,000	1	59	—	—
Issuance of common stock at $.0376 per share for intellectual property	—	—	133,333	—	5	—	—
Net loss	—	—	—	—	—	—	—

Balance at December 31, 1992	295,000	295	1,083,333	1	64	—	—
Issuance of Series A preferred stock at $1.00 per share for cash	539,375	539	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

Balance at December 31, 1993	834,375	834	1,083,333	1	64	—	—
Issuance of common stock at $.21 per share for cash	—	—	133,333	—	27	—	—
Issuance of common stock at $.21 per share for services	—	—	5,404	—	1	—	—
Net loss	—	—	—	—	—	—	—

Balance at December 31, 1994	834,375	834	1,222,070	1	92	—	—
Issuance of Series A preferred stock at $1.00 per share for cash	1,128,531	1,129	—	—	—	—	—
Issuance of Series B preferred stock at $2.75 per share for cash and in exchange for outstanding note payable, net of issuance costs of $15,548	1,955,555	5,362	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

Balance at December 31, 1995	3,918,461	7,325	1,222,070	1	92	—	—
Issuance of common stock upon exercise of options	—	—	44,446	1	8	—	—
Net loss	—	—	—	—	—	—	—

Balance at December 31, 1996	3,918,461	7,325	1,266,516	2	100	—	—
Issuance of Series C preferred stock at $5.63 per share for cash, net of issuance costs of $66,735	947,295	5,267	—	—	—	—	—
Issuance of common stock upon exercise of options	—	—	51,852	—	11	—	—
Repurchase and retirement of Series A preferred stock	(11,153)	(11)	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

Balance at December 31, 1997	4,854,603	12,581	1,318,368	2	111	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Deficit
			Accumulated	Accumulated	Total
			Other	During the	Stockholders'
	Subscriptions	Deferred	Comprehensive	Development	Equity
	Receivable	Compensation	Income	Stage	(Deficit)

Issuance of Series A preferred stock at $1.00 per share for cash	$—	$—	$—	$—	$295
Issuance of common stock at $.032 to $.180 per share for cash	—	—	—	—	60
Issuance of common stock at $.0376 per share for intellectual property	—	—	—	—	5
Net loss	—	—	—	(121)	(121)

Balance at December 31, 1992	—	—	—	(121)	239
Issuance of Series A preferred stock at $1.00 per share for cash	—	—	—	—	539
Net loss	—	—	—	(471)	(471)

Balance at December 31, 1993	—	—	—	(592)	307
Issuance of common stock at $.21 per share for cash	—	—	—	—	27
Issuance of common stock at $.21 per share for services	—	—	—	—	1
Net loss	—	—	—	(619)	(619)

Balance at December 31, 1994	—	—	—	(1,211)	(284)
Issuance of Series A preferred stock at $1.00 per share for cash	—	—	—	—	1,129
Issuance of Series B preferred stock at $2.75 per share for cash and in exchange for outstanding note payable, net of issuance costs of $15,548	—	—	—	—	5,362
Net loss	—	—	—	(887)	(887)

Balance at December 31, 1995	—	—	—	(2,098)	5,320
Issuance of common stock upon exercise of options	—	—	—	—	9
Net loss	—	—	—	(3,025)	(3,025)

Balance at December 31, 1996	—	—	—	(5,123)	2,304
Issuance of Series C preferred stock at $5.63 per share for cash, net of issuance costs of $66,735	—	—	—	—	5,267
Issuance of common stock upon exercise of options	—	—	—	—	11
Repurchase and retirement of Series A preferred stock	—	—	—	(45)	(56)
Net loss	—	—	—	(6,752)	(6,752)

Balance at December 31, 1997	—	—	—	(11,920)	774

ISTA PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
PERIOD FROM FEBRUARY 13, 1992 (INCEPTION) TO DECEMBER 31, 2001 (CONTINUED)
(in thousands, except share and per share data)

						Preferred and
	Convertible					Common Stock
	Preferred Stock		Common Stock		Additional	Subscribed
					Paid-in
	Shares	Amount	Shares	Amount	Capital	Shares	Amount

Issuance of Series C preferred stock and warrants at $5.63 per share in exchange for conversion of bridge loans of $1,000,000 and cash, net of issuance costs of $43,676	844,166	4,709	—	—	—	—	—
Preferred and common stock subscribed	—	—	—	—	—	—	1,266
Issuance of common stock for exercisable options	—	—	21,913	—	6	—	—
Issuance of common stock at $.76 per share for cash	—	—	93,881	—	71	—	—
Deferred compensation related to stock options	—	—	—	—	12	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

Balance at December 31, 1998	5,698,769	17,290	1,434,162	2	200	—	1,266
Issuance of Series C preferred stock and warrants at $5.63 per share in exchange for conversion of bridge loans and cash, net of issuance costs of $41,929	1,235,894	6,959	—	—	—	—	—
Issuance of preferred and common stock subscribed	221,551	1,247	24,638	—	19		(1,266)
Issuance of common stock for exercisable options	—	—	206,835	—	93	—	—
Issuance of common stock at $.76 per share for cash	—	—	52,123	—	39	—	—
Deferred compensation related to stock options	—	—	—	—	3,538	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

Balance at December 31, 1999	7,156,214	25,496	1,717,758	2	3,889	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Deficit
			Accumulated	Accumulated	Total
			Other	During the	Stockholders'
	Subscriptions	Deferred	Comprehensive	Development	Equity
	Receivable	Compensation	Income	Stage	(Deficit)

Issuance of Series C preferred stock and warrants at $5.63 per share in exchange for conversion of bridge loans of $1,000,000 and cash, net of issuance costs of $43,676	—	—	—	—	4,709
Preferred and common stock subscribed	(1,266)	—
Issuance of common stock for exercisable options	—	—	—	—	6
Issuance of common stock at $.76 per share for cash	—	—	—	—	71
Deferred compensation related to stock options	—	(12)	—	—	—
Amortization of deferred compensation	—	11	—	—	11
Net loss	—	—	—	(9,624)	(9,624)

Balance at December 31, 1998	(1,266)	(1)	—	(21,544)	(4,053)
Issuance of Series C preferred stock and warrants at $5.63 per share in exchange for conversion of bridge loans and cash, net of issuance costs of $41,929	—	—	—	—	6,959
Issuance of preferred and common stock subscribed	1,266	—	—	—	1,266
Issuance of common stock for exercisable options	—	—	—	—	93
Issuance of common stock at $.76 per share for cash	—	—	—	—	39
Deferred compensation related to stock options	—	(3,538)	—	—	—
Amortization of deferred compensation	—	1,324	—	—	1,324
Net loss	—	—	—	(14,284)	(14,284)

Balance at December 31, 1999	—	(2,215)	—	(35,828)	(8,656)

ISTA PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
PERIOD FROM FEBRUARY 13, 1992 (INCEPTION) TO DECEMBER 31, 2001 (CONTINUED)
(in thousands, except share and per share data)

						Preferred and
	Convertible					Common Stock
	Preferred Stock		Common Stock		Additional	Subscribed
					Paid-in
	Shares	Amount	Shares	Amount	Capital	Shares	Amount

Issuance of Series C preferred stock at $11.70 per share for acquisition of Visionex	3,319,363	28,773	—	—	—	—	—
Issuance of Series D preferred stock at $5.63 per share	1,776,199	10,000	—	—	—	—	—
Issuance of common stock in conjunction with the initial public offering, net of issuance costs of $4,479	—	—	3,450,000	3	31,743	—	—
Conversion of Preferred Stock to common stock	(12,251,776)	(64,269)	8,783,672	9	64,260		—
Issuance of Common Stock from exercise of warrants	—	—	797,014	—	41	—	—
Issuance of common stock for options	—	—	670,655	1	361	—	—
Common stock issued for services	—	—	—	—	113	—	—
Deferred compensation related to stock options	—	—	—	—	3,535	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—
Deemed dividend for preferred stockholders	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Unrealized gain on investments	—	—	—	—	—	—	—
Comprehensive loss

Balance at December 31, 2000	—	—	15,419,099	15	103,942	—	—
Issuance of common stock for options	—	—	174,170	—	79	—	—
Common stock issued for cash	—	—	845,665	—	3,999	—	—
Common stock issued under ESPP	—	—	6,990	1	24	—	—
Common stock issuable under ESPP	—	—	8,005	—	22	—	—
Deferred compensation related to stock options	—	—	—	—	2,960	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Unrealized loss on investments	—	—	—	—	—	—	—
Comprehensive loss

Balance at December 31, 2001	—	$—	16,453,929	$16	$111,026	—	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Deficit
			Accumulated	Accumulated	Total
			Other	During the	Stockholders'
	Subscriptions	Deferred	Comprehensive	Development	Equity
	Receivable	Compensation	Income	Stage	(Deficit)

Issuance of Series C preferred stock at $11.70 per share for acquisition of Visionex	—	—	—	—	28,773
Issuance of Series D preferred stock at $5.63 per share	—	—	—	—	10,000
Issuance of common stock in conjunction with the initial public offering, net of issuance costs of $4,479	—	—	—	—	31,746
Conversion of Preferred Stock to common stock	—	—	—	—	—
Issuance of Common Stock from exercise of warrants	—	—	—	—	41
Issuance of common stock for options	—	—	—	—	362
Common stock issued for services	—	—	—	—	113
Deferred compensation related to stock options	—	(3,535)	—	—	—
Amortization of deferred compensation	—	3,165	—	—	3,165
Deemed dividend for preferred stockholders	—	—	—	(19,245)	(19,245)
Net loss	—	—	—	(21,857)	(21,857)
Foreign currency translation adjustment	—	—	(27)	—	(27)
Unrealized gain on investments	—	—	149	—	149
Comprehensive loss					(21,735)

Balance at December 31, 2000	—	(2,585)	122	(76,930)	24,564
Issuance of common stock for options	—	—	—	—	79
Common stock issued for cash	—	—	—	—	3,999
Common stock issued under ESPP	—	—	—	—	25
Common stock issuable under ESPP	—	—	—	—	22
Deferred compensation related to stock options	—	(2,960)	—	—	—
Amortization of deferred compensation	—	1,902	—	—	1,902
Net loss	—	—	—	(22,507)	(22,507)
Foreign currency translation adjustment	—	—	(14)	—	(14)
Unrealized loss on investments	—	—	(130)	—	(130)
Comprehensive loss					(22,651)

Balance at December 31, 2001	$—	$(3,643)	$(22)	$(99,437)	$7,940

See accompanying notes.

ISTA PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

				For the Period
				From
				February 13,
				1992 (Inception)
	Years Ended December 31,			To
				December 31,
	2001	2000	1999	2001

OPERATING ACTIVITIES
Net loss	$(22,507)	$(21,857)	$(14,284)	$(80,147)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred compensation	1,902	3,165	1,324	6,411
Common stock issued for services	—	113	—	113
Forgiveness of note receivable	162	—	—	162
Depreciation and amortization	344	315	237	1,329
Changes in operating assets and liabilities:
Advanced payments — clinical trials and other current assets	611	(166)	(714)	(491)
Note receivable from officer	—	(10)	(10)	(162)
Accounts payable	285	(217)	404	891
Accrued compensation and related expenses	435	290	(114)	799
Accrued expenses — clinical trials and other accrued expenses	(136)	(2,406)	2,915	2,448
Deferred rent	(10)	(11)	(5)	2
Deferred income	5,000	—	—	5,000
License fee received from Visionex	—	—	—	5,000

Net cash used in operating activities	(13,914)	(20,784)	(10,247)	(58,645)
INVESTING ACTIVITIES
Purchases of marketable securities	(12,346)	(19,808)	—	(32,154)
Maturities of marketable securities	25,919	3,000	—	28,910
Purchase of equipment	(251)	(243)	(254)	(2,140)
Proceeds from refinancing under capital leases	—	—	—	827
Deposits and other assets	72	123	153	(44)
Cash acquired from Visionex transaction	—	4,403	—	4,403

Net cash provided by (used in) investing activities	13,394	(12,525)	(101)	(198)
FINANCING ACTIVITIES
Payments on obligation under capital leases	(15)	(250)	(193)	(827)
Proceeds from exercise of stock options	79	362	93	560
Proceeds from exercise of warrants	—	41	—	41
Proceeds from bridge loans with related parties	—	1,250	500	5,047
Payments on bridge loans with related parties	—	(1,750)	—	(3,755)
Proceeds from issuance of preferred stock	—	10,000	8,206	34,215
Repurchase of preferred stock	—	—	—	(56)
Proceeds from issuance of common stock	4,046	31,746	58	36,007

Net cash provided by financing activities	4,110	41,399	8,664	71,232
Effect of exchange rate changes on cash	(14)	(27)	—	(41)

Increase (decrease) in cash and cash equivalents	3,576	8,063	(1,684)	12,348
Cash and cash equivalents at beginning of period	8,772	709	2,393	—

Cash and cash equivalents at end of period	$12,348	$8,772	$709	$12,348

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$25	$30	$52	$302

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Preferred stock issued in exchange for bridge loans with stockholders and accrued interest	$—	$—	$—	$2,357

Extinguishment of liability through acquisition of Visionex	$—	$5,000	$—	$5,000

Series C preferred stock issued for acquisition of Visionex	$—	$28,773	$—	$28,773

Conversion of preferred stock to common stock	$—	$64,269	$—	$64,269

See accompanying notes.

ISTA PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

1. Organization and Summary of Significant Accounting Policies

The Company

     ISTA was incorporated in the state of California on February 13, 1992 to discover, develop and market novel therapeutics for diseases and conditions of the eye. ISTA’s initial product development efforts are focused on using highly purified formulations of the enzyme hyaluronidase to treat diseases and conditions such as vitreous hemorrhage, diabetic retinopathy and corneal opacification. The Company’s lead product candidate, Vitrase, which has completed two Phase III clinical trials, is a proprietary drug for the treatment of vitreous hemorrhage (see Note 14). The Company has not commenced commercial operations and is considered to be in the development stage.

     On March 8, 2000, ISTA acquired all the outstanding shares of Visionex in a transaction accounted for as a purchase (see Note 9). The operations of Visionex are included in the consolidated financial statements since the date of acquisition. All intercompany accounts have been eliminated in consolidation.

     The Company reincorporated in Delaware on August 4, 2000 in conjunction with its initial public offering (see Note 5).

Basis of Presentation

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. Since inception, the Company has been primarily engaged in research and development, and through December 31, 2001, the Company has incurred accumulated losses of $99.4 million, which includes the deemed dividend to preferred stockholders of $19.2 million (Note 9). The Company’s ability to transition from the development stage and ultimately, to attain profitable operations, is dependent upon obtaining sufficient working capital to complete the successful development of its products, FDA approval of its products, achieving market acceptance of such products and achievement of sufficient levels of revenue to support the Company’s cost structure.

     On May 9, 2002, the Company acquired substantially all of the assets of AcSentient, Inc. Under the terms of the transaction, the Company was required to pay an acquisition price plus certain payments to a third party totaling $1.7 million within approximately 45 days following the acquisition date, and the Company has also assumed payment and other obligations and responsibility for final development of certain of the products acquired. Additionally, the Company anticipates incurring additional research and development expenses in connection with the final development of these products, and if these compounds are approved for sale in the United States, the Company expects to incur significant marketing and sales expenses. Management believes that the Company’s existing capital resources will enable the Company to fund operations for the next 3 months. However, the Company is currently seeking additional funding to support its research and development activities and ongoing operations. The Company has engaged an investment bank and intends, subject to market conditions, to raise additional capital through an offering of its common stock to accredited investors. Without additional financing, the Company will be required to delay, reduce the scope of or eliminate one or more of its research and development projects and significantly reduce its other operating costs and may not be able to continue in business.

Cash and Cash Equivalents

     Cash and cash equivalents consist of cash in banks, certificates of deposit and short-term investments with original maturities of three months or less when purchased. Cash and cash equivalents are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments.

Short-term Investments

     Investments with an original maturity of more than three months are considered short-term investments and have been classified by management as available-for-sale. Such investments are carried at fair value, with unrealized gains and losses included as a separate component of stockholders’ equity.

Fair Value of Financial Instruments

     The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments.

Concentration of Credit Risks

     Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and short-term investments.

Property and Equipment

     Property and equipment are recorded at cost. Equipment and furniture are depreciated using the straight-line method over their estimated useful lives (generally five to seven years) and leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter. Equipment acquired under capital leases is amortized over the estimated useful life of the assets.

Impairment of Long-lived Assets

     In accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the flows associated with the use of the asset. While the Company’s current and historical operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets’ carrying value, and accordingly, the Company has not recognized any impairment losses through December 31, 2001.

Research and Development Costs

     Expenditures relating to research and development are expensed in the period incurred. The Company also expenses costs incurred to obtain and prosecute patents as recoverability of such expenditures is not assured. Approximately $204,000, $344,000 and $136,000 of patent-related costs were included in research and development expense in 2001, 2000 and 1999, respectively. From February 13, 1992 (inception) through December 31, 2001 the Company expensed approximately $1,044,000 related to these costs.

     Our research and development expenses to date have consisted primarily of costs associated with the clinical trials of our product candidates, compensation and other expenses for research and development personnel, costs for consultants and contract research and costs related to development of commercial scale manufacturing capabilities for lead our product candidate Vitrase.

     We generally classify and separate research and development expenditures into amounts related to preclinical research, clinical development and manufacturing development. We have not tracked our historical research and development costs by specific project, rather, we track costs by the type of cost incurred.

Stock-based Compensation

     As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company has elected to follow APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations in accounting for stock-based employee compensation. Under APB 25, if the exercise price of the Company’s employee and director stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized.

     When the exercise price of the employee or director stock options is less than the estimated fair value of the underlying stock on the grant date, the Company records deferred compensation for the difference and amortizes this amount to expense in accordance with FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans”, over the vesting period of the options.

     Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction With Selling Goods or Services”, and recognized over the related service period. Deferred charges for options granted to non-employees are periodically remeasured as the options vest.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

     We recognize revenue consistent with the provisions of the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition”, which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance. Amounts received for upfront product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Amounts received for milestones are recognized upon achievement of the milestone, unless the amounts received are creditable against royalties or we have ongoing performance obligations. Royalty revenue will be recognized upon sale of the related products, provided the royalty amounts are fixed and determinable and collection of the related receivable is probable. Any amounts received prior to satisfying our revenue recognition criteria will be recorded as deferred revenue in the accompanying balance sheets.

Effect of New Accounting Standards

     In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Activities”, which we adopted in on January 1, 2001. SFAS No. 133 sets forth a comprehensive and consistent standard for the recognition of derivatives and hedging activities. The adoption of SFAS No. 133 did not have an impact on our results of operations or financial condition when adopted as we currently hold no derivative financial instruments and do not currently engage in hedging activities.

     In March 2000, the FASB issued FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB 25”. FIN 44 clarifies the definition of an employee for purposes of applying APB 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 became effective on July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. Upon adoption, FIN 44 did not have a material effect on the financial position or results of operations of the Company. In August 2001, the Company offered certain employees an opportunity to exchange certain of their existing stock options. These options are required to be accounted for as variable stock options in accordance with FIN 44. Variable stock options can result in significant increases and decreases in compensation expense subject to the variability of the Company’s stock price.

     In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”. The amortization of goodwill included in investments in equity investees will also no longer be recorded upon adoption of the new rules. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121. We are required to adopt SFAS No. 142 effective January 1, 2002.

     In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 supercedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. While earlier application is encouraged, SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the adoption of SFAS No. 144 will have a material impact on its financial statements.

Net Loss Per Share

     In accordance with SFAS No. 128, “Earnings Per Share”, and SEC Staff Accounting Bulletin No. 98, basic net income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period.

     The Company has excluded all preferred stock, outstanding options and warrants, and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculation of diluted net loss per share, prior to application of the treasury stock method for options and warrants, was 3,556,639, 2,241,210 and 8,595,271 for the years ended December 31, 2001, 2000 and 1999, respectively.

Segment Reporting

     The Company currently operates in only one segment.

Comprehensive Income

     The Company has adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. Net loss and other comprehensive loss, including foreign currency translation adjustment, and unrealized gains and losses on investments shall be reported, net of their related tax effect, to arrive at comprehensive loss.

     As of December 31, 2001, accumulated foreign currency translation adjustment and accumulated unrealized gain on investments were ($41,000) and $19,000, respectively.

Reclassifications

     Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

2. Balance Sheet Details

Property and Equipment

     Equipment and leasehold improvements and related accumulated depreciation and amortization are as follows (in thousands):

	December 31,

	2001	2000

Property and equipment:
Equipment	$1,314	$1,267
Furniture and fixtures	366	369
Leasehold improvements	279	254

	1,959	1,890
Less accumulated depreciation and amortization	(1,140)	(978)

	$819	$912

     Total depreciation and amortization expense amounted to $344,000, $315,000 and $237,000 and $1,329,000 for the years ended December 31, 2001, 2000 and 1999 and for the period from February 13, 1992 (inception) to December 31, 2001, respectively.

Accrued Expenses

     Other accrued expenses consist of the following (in thousands):

	December 31,

	2001	2000

Accrued general expenses	$996	$848
Accrued contract manufacturing expenses	397	—
Accrued state tax payable	30	15
Accrued insurance premiums	131	356

	$1,554	$1,219

3. Short-Term Investments

     At December 31, 2001 and 2000, short-term investments in marketable securities were classified as available-for-sale as follows (in thousands):

	Gross	Net
	Amortized	Unrealized	Estimated
	Costs	Gains	Fair Value

Short-term investments:
Corporate debt securities	$5,043	$1	$5,044
Commercial paper	10,208	147	10,415
U.S. Government & agencies	1,497	1	1,498

Balance at December 31, 2000	$16,808	$149	$16,957

Corporate debt securities	$3,235	$19	$3,254

Balance at December 31, 2001	$3,235	$19	$3,254

     The contractual maturities of all short-term investments classified as available-for-sale as of December 31, 2001 and 2000 are all within one year.

     Realized gains and losses were immaterial to the Company’s financial results for the years ended December 31, 2001 and 2000. Gross unrealized gains were $20,000 and $157,000 for December 31, 2001 and 2000, respectively. Gross unrealized losses were $1,000 and $8,000 for the years ended December 31, 2001 and 2000, respectively.

4. Related Party Transactions

     A former executive of the Company is also a stockholder of a supplier with which the Company entered into an agreement in 1996 whereby the supplier provided certain manufacturing services to the Company. The agreement with the supplier was terminated in December 2001. For the years ended December 31, 2001, 2000 and 1999 and the period from February 13, 1992 (inception) to December 31, 2001, the Company purchased, $0, $288,000, $108,000 and $715,000, respectively, in services from the supplier.

     In 1997, the Company provided an unsecured loan to an officer in the amount of $126,000. In 2001, the principal amount of the loan plus all accrued interest was forgiven and recorded as an operating expense upon the resignation of the officer.

     During the years ended December 31, 2001, 2000 and 1999 and the period from February 13, 1992 (inception) to December 31, 2001, the Company made total payments of approximately $7,000, $41,000 and $36,000 and $189,000, respectively, to a management company owned by a stockholder of the Company for reimbursement of services performed on behalf of the Company.

     In December 1999, certain stockholders of the Company provided an unsecured loan to the Company in the amount of $500,000. In January 2000, the Company borrowed an additional $1,250,000 from certain stockholders. The principal amount of the loans, plus accrued interest at 9% per annum, was repaid in full in March 2000.

5. Stockholders’ Equity

Common and Preferred Stock

     During 2000, the Company issued 3,319,363 shares of Series C preferred stock at $11.70 per share to acquire all the outstanding capital stock of Visionex, which was convertible into 2,458,787 shares of common stock (see Note 9).

     Also during 2000, the Company issued 1,776,199 shares of Series D preferred stock at $5.63 per share to Allergan for proceeds of $10 million (see Note 10).

     On August 25, 2000, the Company closed on its initial public offering with the sale of 3,000,000 shares of common stock. On September 12, 2000, the underwriters of the Company’s initial public offering exercised their over allotment to purchase an additional 450,000 shares. The net proceeds from the initial public offering totaled $31.7 million. The Series A, B and C preferred stock converted on a one to 0.74 basis into 7,759,606 shares of common stock and the Series D preferred stock converted into 1,024,066 shares of common stock.

     On December 13, 2001, the Company sold, in a private placement, 845,665 shares of common stock to Otsuka for $4.0 million (see Note 11).

     At December 31, 2001 and 2000 the Company had 5,000,000 shares of preferred stock authorized at a $.001 par value and no shares were issued and outstanding.

Preferred and Common Stock Subscribed

     Preferred and common stock subscribed at December 31, 1998, reflected 221,551 and 24,638 shares of the Company’s Series C preferred and common stock, respectively, subscribed by certain stockholders in December 1998 at a per share price of $5.63 and $0.76, respectively. A corresponding subscription receivable was included in stockholders’ equity as of December 31, 1998. In January 1999, the Company completed the subscribed transaction, and all preferred and common stock subscription amounts were received and all preferred and common stock and common stock warrants subject to the subscriptions were issued. The common stock warrants were not separately valued; therefore the entire proceeds from the transaction are included in preferred stock in the accompanying balance sheet.

Common Stock Warrants

     In connection with the Series C preferred stock financing completed during 1998 and 1999, the Company also sold to the investors warrants to purchase 854,724 shares of common stock, which were bundled with the preferred stock as a combined unit. Each of the combined units consists of 10 shares of preferred stock and five warrants to purchase a share of common stock at $.076 per share. The warrants expire upon the earlier of five years from the date of issuance or the closing of an initial public offering. The warrants also provide the holder with the option to receive common shares equal to the intrinsic value of the warrant at the time of warrant exercise (a “cashless exercise”). As the warrants were sold with the stock in a combined unit, the warrants were not separately valued and the proceeds from the financing were not allocated between Series C Preferred Stock and common stock. Accordingly, the entire proceeds from the financing are included in preferred stock in the accompanying balance sheet. In connection with the Company’s initial public offering in August 2000, all of the warrants were exercised for the purchase of shares of common stock. A total of 801,498 warrants were used to purchase 743,788 shares of common stock in a cashless exercise and 53,226 warrants were used to purchase 53,226 shares of common stock in a cash exercise.

Employee Stock Purchase Plan

     In April 2000, the Company’s Board of Directors adopted the Employee Stock Purchase Plan (the “Stock Purchase Plan”), which initially provides for the issuance of a maximum of 200,000 shares of common stock.

     Eligible employees can have up to 15% of their earnings withheld, subject to certain maximums, to be used to purchase shares of the Company’s common stock every January and July. The price of the common stock purchased under the Stock Purchase Plan will be equal to 85% of the lower of the fair value of the common stock on the commencement date of the offering period or the specified purchase date. Included in stockholder’s equity as issuable common stock is $22,000 relating to the issuance of 8,005 shares of common stock under the Stock Purchase Plan. As of December 31, 2001, 6,990 shares had been issued to participants, with an additional 8,005 shares issuable at year end.

     The Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each year, beginning in 2001, equal to the lesser of 200,000 shares, 1.5% of the outstanding shares of common stock on the first day of the year, or a lesser amount as the Board of Directors may determine.

Stock Compensation Plan

     The Company had reserved 3,148,148 shares of common stock under the 1993 Stock Plan (the “Plan”) for issuance to eligible employees, officers, directors and consultants. The Plan provided for the grant of incentive and nonstatutory stock options. Terms of the stock option agreements, including vesting requirements, were determined by the Board of Directors, subject to the provisions of the Plan. Options granted by the Company vest ratably over four years and are exercisable from the date of grant for a period of ten years. The option price equaled the estimated fair value of the common stock as determined by the Board of Directors on the date of the grant. Upon completion of the Company’s initial public offering in August 2000, the 1993 Stock Plan was terminated. No further option grants will be made under this Plan, and any shares reserved but not yet issued and cancellations under the 1993 Stock Plan will be made available for grant under the 2000 Stock Plan.

     In 2000, the Company’s stockholders approved the 2000 Stock Plan that became effective upon the completion of the Company’s initial public offering in August 2000. The 2000 Stock Plan provides for the grant of incentive stock options to employees and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. A total of 200,000 shares of common stock were initially reserved for issuance under the 2000 Stock Plan. The 2000 Stock Plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each year, beginning in 2000, equal to the lesser of 200,000 shares, 1.5% of the outstanding shares of common stock on the first day of the year, or a lesser amount as the Board of Directors may determine.

     As of December 31, 2001, a total of 89,611 shares of common stock were reserved for issuance under the 2000 Stock Plan.

     In December 2001, the Board of Directors granted our new Chief Executive Officer and President a stand-alone option agreement to purchase 1,004,609 shares of common stock of the Company for a purchase price of $2.00 per share.

     A summary of the Company’s stock option activity and related information follows:

			Weighted-
			Average
		Price	Exercise
	Shares	Per Share	Price

Outstanding at December 31, 1998	1,946,852	$0.21 — $ 0.76	$0.50
Granted	1,000,074	$0.76 — $ 0.76	$0.76
Exercised	(206,835)	$0.21 — $ 0.76	$0.44
Canceled	(254,288)	$0.38 — $ 0.76	$0.71
Outstanding at December 31, 1999	2,485,803	$0.21 — $ 0.76	$0.59
Granted	687,222	$0.76 — $10.40	$3.48
Exercised	(659,141)	$0.76 — $10.40	$0.56
Canceled	(272,674)	$0.38 — $ 0.76	$0.75
Outstanding at December 31, 2000	2,241,210	$0.20 — $10.40	$1.47
Granted	1,742,738	$1.90 — $ 5.13	$2.63
Exercised	(174,170)	$0.20 — $ 0.76	$0.46
Canceled	(253,139)	$0.76 — $10.40	$7.19
Outstanding at December 31, 2001	3,556,639	$0.20 — $10.40	$1.74

     The following table summarizes information about options outstanding at December 31, 2001:

		Options Outstanding		Options Exercisable

Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number	Average
Range of	Number	Contractual	Exercise	Exercisable	Exercise
Exercise Price	Outstanding	Life	Price	and Vested	Price

$0.20 - $10.4	3,556,639	7.36	$1.74	1,214,778	$0.92

     Pro forma net loss information has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed in SFAS No. 123. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     The fair value of these options was estimated at the date of grant using the minimum value pricing model for grants prior to the initial public offering and the Black-Scholes method for grants after the initial public offering with the following weighted average assumptions for 2001, 2000 and 1999: risk-free interest rate of 5.1%, 5.75% and 5.5%, respectively, zero dividend yield, volatility of 73% in 2001, 72% in 2000 and none for 1999; and a weighted-average life of the option of five years. The estimated weighted average fair value of stock options granted during 2001, 2000 and 1999 was $2.31, $5.25 and $0.17, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the related options. The Company’s pro forma information follows (in thousands except per share data):

	Years Ended December 31,

	2001	2000	1999

Net loss attributable to common stockholders, as reported	$(22,507)	$(41,102)	$(14,284)
Pro forma net loss	$(24,389)	$(41,920)	$(14,360)
Net loss per share, basic and diluted, as reported	$(1.44)	$(6.01)	$(9.50)
Pro forma net loss per share, basic and diluted	$(1.56)	$(6.13)	$(9.56)

Shares Reserved for Future Issuance

     The following shares of common stock are reserved for future issuance at December 31, 2001:

Stock plans:
Options granted and outstanding	2,552,030
Reserved for future option grants	89,611

2,641,641
Stock purchase plan:
Reserved for future issuance	200,000

2,841,641

Deferred Compensation

     During the years ended December 31, 2001, 2000 and 1999 in connection with the grant of various stock options to employees, the Company recorded deferred stock compensation totaling $2,960,000, $3,535,000 and $3,538,000, respectively, representing the difference between the exercise price and the estimated market value of the Company’s common stock as determined by the Company’s management on the date such stock options were granted. Deferred compensation is included as a reduction of stockholders’ equity and is being amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28, which permits an accelerated amortization methodology. During the years ended December 31, 2001, 2000 and 1999, the Company recorded amortization of deferred compensation expense of $1,902,000, $3,165,000 and $1,324,000, respectively. As of December 31, 2001, total charges to be recognized in future periods from amortization of deferred stock compensation are anticipated to be approximately $2,237,000, $939,000 and $372,000 for the years ending December 31, 2002, 2003 and 2004 , respectively.

     In August 2001, the Company offered certain employees an opportunity to exchange certain of their existing stock options. These options are required to be accounted for as variable stock options in accordance with FIN 44. Variable stock options can result in significant increases and decreases in compensation expense subject to the variability of the Company’s stock price.

6. Commitments and Contingencies

Clinical Trial Agreements

     During 1998 and 1999, the Company entered into several agreements with contract research organizations to perform Phase III clinical trials in various countries. Upon early termination, the Company is subject to a termination fee of approximately $200,000 as defined in the agreements. The Company presently has no intention of terminating the agreements. As of December 31, 2001, the Company had approximately $3.2 million of future obligations relating to services to be provided under these agreements.

Lease Commitments

     The Company leases its corporate and laboratory facilities and certain equipment under various operating leases. As of December 31, 2001, the Company has made approximately $31,000 in cash deposits related to operating leases. Provisions of the facilities lease provide for abatement of rent during certain periods and escalating rent payments during the term. For financial reporting purposes, rent expense is recognized on a straight-line basis over the term of the lease. Accordingly, rent expense recognized in excess of rent paid is reflected as deferred rent. Additionally, the Company is required to pay taxes, insurance and maintenance expenses related to the building. Rent expense on the facilities and equipment during 2001, 2000 and 1999 and the period from February 13, 1992 (inception) to December 31, 2001 was $313,000, $518,000 and $237,000 and $1,825,000, respectively.

     Future annual minimum payments under operating leases as of December 31, 2001 are as follows (in thousands):

Years Ending December 31:

2002	$294
2003	279
2004	210
2005	9

$792

Purchase Commitments

     The Company entered into a long-term supply agreement with a manufacturer of hyaluronidase in the UK. The supply agreement provides for the UK manufacturer to supply, and the Company to purchase, certain minimum levels of hyaluronidase. At December 31, 2001, the approximate future purchase commitments under the supply agreement are as follows (in thousands):

2002	$696
2003	870
2004	1,160
2005	1,450
2006	1,740

$5,916

7. Income Taxes

     At December 31, 2001, the Company had federal and California income tax net operating loss carryforwards of approximately $52,548,000 and $42,385,000, respectively.

     The federal tax loss carryforwards will begin to expire in 2007, unless previously utilized. Approximately $1,366,000 of the California tax loss carryforwards expired in 2001 and the remaining California tax loss carryforwards will continue to expire in 2002, unless previously utilized. The Company also has federal and California research tax credit carryforwards of approximately $3,130,000 and $1,929,000, respectively. The federal research tax credit will begin to expire in 2010, unless previously utilized.

     Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company’s tax loss and credit carryforwards may be limited because of cumulative changes in ownership of more than 50% that have occurred. However, the Company does not believe such limitation will have a material impact upon the utilization of these carryforwards.

     Significant components of the Company’s deferred tax assets are shown below. A valuation allowance of $30,887,000 has been established to offset the deferred tax assets, as realization of such assets is uncertain.

	December 31,

	2001	2000

Deferred tax asset:
Net operating loss carryforwards	$20,829,000	$16,360,000
Research and development credits	4,383,000	2,852,000
Capitalized research and development	3,332,000	2,916,000
Deferred revenue	2,037,000	—
Other, net	306,000	618,000

Total deferred tax asset	30,887,000	22,746,000
Valuation allowance for deferred tax assets	(30,887,000)	(22,746,000)

	$—	$—

     A portion of the deferred tax assets related to net operating loss carryforwards as of December 31, 2001 include amounts related to stock option activity for which subsequent recognizable tax benefits, if any, will be credited to stockholders’ equity.

8. Employee Benefit Plan

     The Company has a 401(k) Savings Plan covering substantially all employees that have been employed for at least three months and meet certain age requirements. Employees may contribute up to 15% of their compensation per year (subject to a maximum limit by federal tax law). The Company does not provide matching contributions to the 401(k) Savings Plan.

9. Visionex Agreements and Acquisition

     In June 1997, the Company entered into a seven-year agreement with Visionex, a Singapore corporation. The Company granted Visionex the exclusive right to register, import, market, sell and distribute the Company’s products in East Asia (excluding Japan and Korea) in exchange for a license fee paid by Visionex to the Company of $5,000,000. Upon the formation of Visionex, the Company had no ownership interest in Visionex, but investors owning 87.3% of ISTA also owned 62.5% of Visionex. Prior to the acquisition of Visionex on March 8, 2000, as discussed below, investors who owned 66% of ISTA shares controlled 100% of Visionex shares. In addition, three of the five board members of Visionex at December 31, 1999 are also board members of the Company.

     The Company also entered into a Call Option Agreement (the “Agreement”) with Visionex and its shareholders (the “Shareholders”), whereby the Company could require the Shareholders to exchange their outstanding shares of Visionex stock (the “Preference Shares”) for the Company’s stock (the “Call Option”). The Visionex Preference Shares would have been exchanged for a range dependent upon the annual revenues of Visionex, as defined in the Agreement, of 1,668,662 up to 2,458,787 shares of the Company’s common stock, or, if the Company had not yet successfully completed an initial public offering, Series C preferred stock. The Call Option could have been exercised by the Company anytime during the two-year period beginning June 27, 2000, but could have been deferred for a period of up to two years by a majority of the holders of the Preference Shares.

     The Agreement also provided for a put option whereby each of the Visionex Shareholders could require the Company to purchase the outstanding Preference Shares held by such shareholder. The per share purchase price that was to be paid by the Company under the put option was 0.1689 shares of the Company’s common stock, or, if the Company had not yet successfully completed an initial public offering, Series C preferred stock (up to a maximum of 2,252,694 shares). The put option was exercisable anytime in the three-year period beginning June 27, 1999.

     The Company’s financial statements through December 31, 1999 do not include the assets, liabilities, or results of operations of Visionex due to the Company’s lack of ownership interest in Visionex and lack of control of the operations of Visionex during such period. Due to the existence of the put option, the $5 million license fee received from Visionex was recorded as a liability as of December 31, 1999.

     On March 8, 2000, the Company issued 3,319,363 shares of Series C preferred stock to acquire all of the outstanding capital stock of Visionex, which was convertible into 2,458,787 shares of common stock. The assets of Visionex consisted primarily of cash of approximately $4.4 million and the product rights originally acquired from the Company by Visionex. The tangible assets were valued at Visionex’s carrying value, which approximates fair value. The Company recorded no value for such intangible assets since (i) Visionex had not made any substantial progress in commercializing the products since it had originally acquired them, and (ii) the intangible assets had originally been acquired from the Company, and (iii) the Company had no historical cost basis in the assets prior to the transfer of them to Visionex. The liability related to the license fee received from Visionex was extinguished and transferred to equity. Accordingly, the Company recognized a deemed dividend of $19.2 million in the first quarter of 2000 for the excess of the estimated value of the shares issued over the net tangible assets acquired.

     During 2001, the Company decided to wind down the operations of Visionex in 2002 following the completion of the Phase II clinical trial of Vitrase, which has been conducted in Singapore.

     The Company’s consolidated financial statements for 2001 and 2000 include the operations of Visionex since the date of acquisition.

10. Allergan Agreement

     In March 2000, the Company entered into a license agreement with Allergan, under which Allergan will be responsible for the marketing, sale and distribution of Vitrase in the United States and all international markets, except Mexico and Japan. Under a related supply agreement, the Company will supply all of Allergan’s requirements of Vitrase at a fixed price per unit subject to certain future adjustments. The term of the license is ten full years after the date of the first commercial sale. Profits on the sale of Vitrase in the United States will be shared equally between Allergan and the Company. The Company is responsible for all costs of product development, preclinical studies and clinical trials of Vitrase and may receive up to $35.0 million in payments from Allergan upon the achievement of specified regulatory and development objectives.

     The Company also issued 1,776,199 shares of Series D preferred stock to Allergan at $5.63 per share for proceeds of approximately $10.0 million. These shares were converted into 1,024,066 shares of common stock upon completion of the Company’s initial public offering.

11. Otsuka Agreement

     In December 2001, the Company entered into a license agreement with Otsuka, under which Otsuka will be responsible for the marketing, sale and distribution of Vitrase in Japan. Under a related supply agreement, the Company will supply all of Otsuka’s requirements of Vitrase at a fixed price per unit subject to certain future adjustments. The term of the license is the later of fifteen years from the date of first commercial sale of Vitrase in Japan or the expiration of the last valid claim of the licensed patents. Currently, no patents for Vitrase have been issued in Japan.

     The Company is responsible for all costs related to manufacturing, while Otsuka is responsible for preclinical studies, clinical trials and regulatory approval of Vitrase in Japan. In December 2001, the Company received an initial license payment of $5.0 million and may receive an additional license payment upon regulatory approval of Vitrase in Japan. Due to the Company’s continuing involvement with Otsuka under the license agreement and related supply agreement, the $5.0 million license fee was recorded as deferred revenue as of December 31, 2001 and will be amortized over the estimated life of the license agreement of 18 years.

     The Company also issued 845,665 shares of common stock to Otsuka at $4.73 per share in a private placement for net proceeds of approximately $4.0 million.

12. Geographic Information

     During 2001, the Company purchased certain laboratory and production equipment for use in Mexico and the UK. Laboratory and production equipment located in these countries totaled $443,000, $180,000 and $385,000 at December 31, 2001, 2000 and 1999, respectively.

     The Company also has certain obligations denoted in foreign currency relating to clinical trials in Mexico, the UK, Poland, Germany, and the Netherlands. At December 31, 2001, 2000 and 1999 these obligations totaled $61,000, $24,000 and $74,000, respectively.

13. Subsequent Event

     During January 2002, the Company adopted a Shareholder Rights Plan, whereby the Company issued a dividend of one right for each share of common stock of the Company held by stockholders of record as of the close of business on January 25, 2002. The plan is designed to contribute to the preservation of the Company’s long-term value for its stockholders and assure the stockholders’ fair value in the event of a future unsolicited business combination or similar transaction involving the Company.

14. Subsequent Event (unaudited)

     In March 2002, the Company announced preliminary efficacy and safety results for the two Phase III clinical trials of Vitrase for the treatment of severe vitreous hemorrhage. Data from both Phase III studies did not show a statistically significant improvement in the primary (surrogate) endpoint. The Company intends to meet with the FDA as soon as possible to discuss the results. Those discussions may result in a requirement that the Company conduct additional Phase III clinical studies to support regulatory approval or a decision by the Company to terminate further development of Vitrase for the treatment of severe vitreous hemorrhage.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of common stock being registered. The selling stockholder will not pay any portion of these expenses. All amounts are estimates except the SEC Registration Fee and the Nasdaq National Market Listing Application Fee.

SEC Registration Fee	$8.38
Nasdaq National Market Listing Application Fee	$22,500.00
Legal Fees and Expenses	$50,000.00
Accounting Fees and Expenses	$5,000.00
Transfer Agent and Registrar Fees	$5,000.00
Printing Fee	$1,000.00
Miscellaneous Expenses	$6,491.62

$90,000.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our certificate of incorporation and our bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. We also entered into agreements with our directors and executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers to the fullest extent permitted by Delaware law. We have also purchased directors and officers liability insurance, which provides coverage against certain liabilities, including liabilities under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits

Exhibit
Number	Description

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation re: legality
23.1	Consent of Ernst & Young LLP, independent auditors
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1	Power of Attorney (included on page II-4 of this registration statement)

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the 1933 Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by ISTA Pharmaceuticals, Inc. pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

     (2)  That, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction in the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registrant Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 21st day of June, 2002.

ISTA PHARMACEUTICALS, INC.

By:	/s/ Vicente Anido, Jr.

Vicente Anido, Jr., Ph.D. President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Vicente Anido, Jr., Ph.D. and David R. Waltz, and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every Act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Vicente Anido, Jr. Vicente Anido, Jr., Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	June 21, 2002

/s/ David R. Waltz David R. Waltz	Vice President, Finance (Principal Accounting Officer)	June 21, 2002

Robert B. McNeil, Ph.D.	Chairman of the Board of Directors	June 21, 2002

George M. Lasezkay	Director	June 21, 2002

/s/ Benjamin F. McGraw III Benjamin F. McGraw III	Director	June 21, 2002

/s/ John H. Parrish John H. Parrish	Director	June 21, 2002

Wayne I. Roe	Director	June 21, 2002

/s/ Jeffrey Edwards Jeffrey Edwards	Director	June 21, 2002

INDEX TO EXHIBITS

Exhibit
Number	Description

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation re: legality
23.1	Consent of Ernst & Young LLP, independent auditors
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1	Power of Attorney (included on page II-4 of this registration statement)